FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Determines to Submit Shelf Registration Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 13, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Determines to Submit Shelf Registration Statement

Tokyo, May 13, 2020—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to submit another shelf registration statement regarding the disposition of treasury stock on May 14, 2020 because the planned two-year issuance period of the shelf registration statement regarding the disposition of treasury stock that was filed on May 14, 2018 (effective date: May 22, 2018) will expire on May 21, 2020.

1.	Purpose of Shelf Registration	To grant Restricted Stock Units (RSUs) based on the RSU plan (the “Plan”) for directors, executive officers, and employees of the Company and its subsidiaries as deferred compensation using the Company’s treasury stock

2.	Class of Securities to be Offered	Shares of common stock of the Company

3.	Scheduled Issue Period	For the period from the scheduled effective date of the shelf registration to the date that is two years from such scheduled effective date (From May 22, 2020 to May 21, 2022)

4.	Scheduled Issue Amount	Maximum amount shall be up to 50,000,000,000 yen.

5.	Use of Proceeds	The disposition of treasury stock concerning the shelf registration is conducted based on the Plan and is not intended to raise funds.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/